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                              March 17, 2023

       King Yip Cheng
       Chairman, Executive Director and Chief Executive Officer
       Roma Green Finance Limited
       Flat 605, 6/F., Tai Tung Building
       8 Fleming Road
       Wanchai, Hong Kong

                                                        Re: Roma Green Finance
Ltd
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted March 3,
2023
                                                            CIK No. 0001945240

       Dear King Yip Cheng:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1 submitted March 3, 2023

       Recent Regulatory Developments in the PRC, page 14

   1. We note your revisions in response to comment three. However, we note that in the first sentence of the
paragraph at the top of page 16, counsel opines that you are not subject to permission requirements
from the CSRC, the CAC or any other entity that is "required to approve of [y]our Hong
Kong Subsidiary' operations." Please revise so that the opinion of counsel covers whether
you are required to obtain approval of the CSRC or CAC, or any other entity, to offer
the securities being registered to foreign investors. While we note that you later say that
it is the opinion of counsel you are not required to obtain any pre-
                                                        approval from Chinese
authorities to list on a U.S. stock exchange, you also say that you
 King Yip Cheng
Roma Green Finance Limited
March 17, 2023
Page 2
      do not believe that you are required to seek approval from the CSRC, the CAC or any other governmental entity to offer the securities being registered. Please revise this section to clarify what precisely counsel is opining on. Please also revise your disclosure here, and elsewhere that you discuss permissions and approvals, to reflect the new regulations released by the CSRC on February 17, 2023 and indicate whether you are subject to such regulations.
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameKing Yip Cheng
                                                            Division of
Corporation Finance
Comapany NameRoma Green Finance Limited
                                                            Office of Trade &
Services
March 17, 2023 Page 2
cc:       Celia Velletri
FirstName LastName